

News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Completes 2014 Field Program

Re-logging and re-sampling of historical drill holes to confirm resource continuity - forming the basis for determining the ultimate pit configuration and design at the Bornite Project

October 28, 2014 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") is pleased to announce results from its re-logging and re-sampling program at the Bornite Project, which is part of the Upper Kobuk Mineral Projects ("UKMP") located in the Ambler mining district of Northwest Alaska. The latest analytical results come from this summer's re-logging and re-sampling of historical drill holes which were previously drilled and only selectively sampled by Kennecott within the near-surface Ruby Creek zone of the Bornite deposit. During the 2014 field season, Company geologists re-logged the geology and re-sampled approximately 13,000 meters in 37 historical drill holes and submitted the samples to ALS for a complete 42 element Induced Coupled Plasma analysis. Of the 37 historic drill holes sampled, 5 holes had intervals of copper grading more than 0.5% copper, and 21 holes contained mineralization grading more than 0.2% copper.

The objectives of the re-logging/re-sampling program were threefold: 1) to identify additional low-grade (<1% copper) near-surface mineralized material which had not been previously sampled; 2) to confirm and conduct a Quality Assurance/Quality Control (QA/QC) program on the historical sample results; and 3) to acquire a full geochemical data suite for the Ruby Creek zone which can be utilized in future geological modeling. The re-logging and re-sampling program has confirmed previously known higher-grade copper intervals (>1% copper) and extended the known near-surface lower-grade copper halo. It is anticipated that these results will add lower-grade mineralization to the Company's mineral inventory as well as reduce the strip ratio in a potential open pit by converting zero grade material to low-grade material. A formal resource update will not be undertaken at this time but the information gathered from this year's work will be incorporated into future studies.

During the summer of 2014, the Company re-sampled 37 historic drill holes, comprising 12,652 meters of drill core, which were originally drilled by Kennecott on the Bornite Project between 1959 and 1976. During this period, Kennecott was focused on identifying and quantifying high-grade copper mineralization. Given its focus on identifying very high-grade copper mineralization, Kennecott did not focus its exploration efforts on sampling and assaying lower-grade (<1%) disseminated copper mineralization. During the 2014 field season, Company geologists submitted 5,819 samples for assaying. Of the submitted samples, 5,134 (11,149 meters) were from previously un-sampled and un-assayed drill core. The remaining 685 samples (1,503 meters) were from drill core that was previously sampled by Kennecott and sent for re-assaying to confirm results.

Figure 1: Bornite Drill Hole Locations Showing New Results from 2014 Program


Bornite Deposit
Diamond Drilling 1958 - 2013
N
RC-71
RC-79
RC-22
RC-112
RC-49
Core Shack
Shaft
Camp
South Reef Zone
Ruby Creek Zone
2014 Re-Sampled Drill Holes
Containing New Assays
> 0.5% Copper
> 0.2% Copper
< 0.2% Copper
Drill hole locations are mid-point of grade interval (not collar locations)
0
200
400m

When compared, the re-assay results for the high-grade copper intervals matched the original Kennecott assay results. The Company also identified additional low-grade copper mineralization within previously un-sampled sections of the drill core, as seen in **Tables 1 and 2**. In all, 5 of the 37 historic drill holes contained intervals of greater than 0.5% copper and 21 of the 37 holes were found to contain intervals of greater than 0.2% copper.

<u>Results</u>

<u>5 out of the 37 historical holes were confirmed to contain significant intervals of copper mineralization:</u>

At a cutoff grade of 0.5% copper significant results are as follows:

- RC-22 intersected one mineralized interval, starting at 118.85 meters and ending at 124.45 meters (5.60 meter interval), with a weighted average grade of 0.5% copper.
- RC-49 intersected one mineralized interval, starting at 184.30 meters and ending at 193.55 meters (9.25 meter interval), with a weighted average grade of 1.18% copper.
- RC-71 intersected one mineralized interval, starting at 277.37 meters and ending at 293.50 meters (16.13 meter interval), with a weighted average grade of 0.72% copper.

- RC-79 intersected one mineralized interval, starting at 310.30 meters and ending at 326.75 meters (16.45 meter interval), with a weighted average grade of 0.52% copper.
- RC-112 intersected one mineralized interval, starting at 157.57 meters and ending at 162.76 meters (5.19 meter interval), with a weighted average grade of 0.65% copper.

"The re-logging and re-sampling program represents a low-cost means of demonstrating the continuity of the near-surface copper mineralization at Bornite. Previous work by Kennecott, which focused on the narrow high-grade copper intervals, has been confirmed by NovaCopper. This year's program serves as an excellent quality control tool in relation to the historic results, and also builds upon the 2012 and 2013 re-logging and re-sampling campaigns to improve resource continuity by addressing zero grade gaps in the resource model. We expect this updated data set to form the basis for determining the ultimate pit configuration and design at Bornite," said Rick Van Nieuwenhuyse, NovaCopper's President and Chief Executive Officer.

Results are presented in **Table 1** at a cutoff grade of 0.5% copper so as to be comparable with previous drill results released by NovaCopper Inc. in 2011, 2012 and 2013.

TABLE 1. Significant Copper Composites – Ruby Creek re-sampling and re-assaying program - 0.5% Cu Cutoff

	from	to	thickness meters	thickness feet	Cu %	Cu % meters
DDH RC-22	118.9	124.5	5.6	18.4	0.50	2.8
1 Interval			**5.6**	**18.4**	**0.50**	**2.8**
DDH RC-49	184.3	193.6	9.3	30.3	1.18	10.9
1 Interval			**9.3**	**30.3**	**1.18**	**10.9**
DDH RC-71	277.4	293.5	16.1	52.9	0.72	11.6
1 Interval			**16.1**	**52.9**	**0.72**	**11.6**
DDH RC-79	310.3	326.8	16.5	54.0	0.52	8.6
1 Interval			**16.5**	**54.0**	**0.52**	**8.6**
DDH RC-112	157.6	162.8	5.2	17.0	0.65	3.4
1 Interval			**5.2**	**17.0**	**0.65**	**3.4**

Footnotes to Table 1:
1) Cutoff grade of 0.5% Cu
2) Internal dilution up to 5 continuous meters of <0.5% Cu
3) Some rounding errors may occur
4) Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results
5) Only intervals of previously un-sampled core reported in Table 1

Results are presented in **Table 2** at a cutoff grade of 0.2% copper so as to be comparable with the copper mineralization domain within the carbonate rock units of Ruby Creek.

TABLE 2. Lower-Grade Copper Composites – Ruby Creek re-sampling and re-assaying program - 0.2% Cu Cutoff

	from	to	thickness meters	thickness feet	Cu %	Cu % meters
DDH RC-22	118.9	124.5	5.6	18.4	0.50	2.8
1 Interval			**5.6**	**18.4**	**0.50**	**2.8**
DDH RC-45	155.0	172.5	17.5	57.4	0.23	4.1
	180.0	190.2	10.2	33.6	0.24	2.4
	202.0	216.2	14.2	46.5	0.23	3.2
3 Intervals			**41.9**	**137.5**	**0.23**	**9.7**
DDH RC-49	184.3	193.6	9.3	30.3	1.18	10.9
1 Interval			**9.3**	**30.3**	**1.18**	**10.9**
DDH RC-53	547.6	556.0	8.4	27.4	0.28	2.3
1 Interval			**8.4**	**27.4**	**0.28**	**2.3**
DDH RC-56	554.5	568.7	14.2	46.5	0.22	3.1
	589.9	602.4	12.5	41.0	0.21	2.6
2 Intervals			**26.7**	**87.5**	**0.21**	**5.7**
DDH RC-58	329.4	340.0	10.6	34.8	0.22	2.4
1 Interval			**10.6**	**34.8**	**0.22**	**2.4**
DDH RC-59	280.7	289.8	9.1	29.8	0.28	2.6
1 Interval			**9.1**	**29.8**	**0.28**	**2.6**
DDH RC-60	203.7	213.1	9.4	30.9	0.23	2.1
	351.6	361.2	9.6	31.5	0.28	2.7
2 Intervals			**19.0**	**62.3**	**0.25**	**4.8**
DDH RC-69	505.5	517.4	11.9	39.2	0.21	2.6
	608.4	616.5	8.1	26.6	0.21	1.7
	639.8	645.9	6.1	20.0	0.26	1.6
3 Intervals			**26.1**	**85.8**	**0.22**	**5.8**
DDH RC-70	253.5	273.1	19.6	64.2	0.22	4.3
	275.6	287.7	12.1	39.7	0.36	4.4
	297.7	318.8	21.1	69.2	0.20	4.1
3 Intervals			**52.8**	**173.1**	**0.24**	**12.8**
DDH RC-71	239.9	255.5	15.6	51.1	0.21	3.2
	277.4	301.0	23.6	77.5	0.52	12.3
2 Intervals			**39.2**	**128.6**	**0.40**	**15.6**
DDH RC-74	81.7	91.0	9.3	30.7	0.20	1.9
1 Interval			**9.3**	**30.7**	**0.20**	**1.9**
DDH RC-77	185.4	213.3	27.9	91.4	0.23	6.3
1 Interval			**27.9**	**91.4**	**0.23**	**6.3**
DDH RC-79	305.0	326.8	21.8	71.5	0.43	9.4
	359.8	369.7	9.9	32.5	0.28	2.7
	435.0	444.1	9.1	30.0	0.25	2.3
3 Intervals			**40.8**	**134.0**	**0.35**	**14.5**

TABLE 2 *continued*. **Lower-Grade Copper Composites – Ruby Creek re-sampling and re-assaying program - 0.2% Cu Cutoff**

DDH RC-85	118.9	132.4	13.5	44.2	0.20	2.8
1 Interval			**13.5**	**44.2**	**0.20**	**2.8**
DDH RC-97	321.4	333.8	10.4	34.2	0.20	2.1
1 Interval			**10.4**	**34.2**	**0.20**	**2.1**
DDH RC-105	123.5	128.8	5.4	17.6	0.33	1.8
1 Interval			**5.4**	**17.6**	**0.33**	**1.8**
DDH RC-107	143.1	148.1	5.0	**16.4**	0.38	1.9
1 Interval			**5.0**	**16.4**	**0.38**	**1.9**
DDH RC-112	145.1	165.1	20.0	65.6	0.42	8.5
	174.4	184.7	10.3	33.8	0.47	4.8
	297.8	305.1	7.3	24.0	0.39	2.9
	310.1	315.8	5.7	18.6	0.20	1.1
4 Intervals			**43.3**	**142.1**	**0.40**	**17.3**
DDH RC-170	382.7	389.2	6.5	21.4	0.65	4.2
1 Interval			**6.5**	**21.4**	**0.65**	**4.2**
DDH RC-173	211.5	218.5	7.1	23.2	0.50	3.5
1 Interval			**7.1**	**23.2**	**0.50**	**3.5**

Footnotes to Table 2:
1) Cutoff grade of 0.2% Cu
2) Internal dilution up to 5 continuous meters of <0.2% Cu
3) Some rounding errors may occur
4) Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results
5) Only intervals of previously un-sampled core reported in Table 1

Results of the pre-2014 re-assaying at Bornite, as reported in the NI 43-101 technical report titled "Technical Report for the Bornite Deposit," dated March 18, 2014 and filed on SEDAR and EDGAR on April 1, 2014 (the "Bornite Technical Report"), yielded a potentially open-pittable Indicated Resource of 14.1 million tonnes at 1.08% Cu for 334 million pounds of contained copper and Inferred Resource of 109.6 million tonnes of 0.94% Cu for 2,259 million pounds of contained copper at a 0.5% copper cutoff grade. Resources for the potentially underground exploitable resources at the South Reef zone are reported as containing Inferred Resources of 55.6 million tonnes at 2.81% Cu for 3,437 million pounds of contained copper at a 1.5% copper cutoff grade.

Copper mineralization at the Ruby Creek and South Reef zones are hosted within broad dolomitized limestones within the Devonian-age Bornite Carbonate Sequence. Mineralization is selectively developed in massive dolostones and both sedimentary and hydrothermal breccias. The mineralized system is strongly zoned with a distal zinc-rich pyrite halo surrounding progressively more proximal chalcopyrite stockworks and disseminations, bornite stockworks and disseminations, and finally, local semi-massive sulphide zones of chalcocite, bornite, and chalcopyrite.

Quality Control

The logging and sampling protocol were managed by qualified persons employed by

NovaCopper. Samples were collected using a 0.5-meter minimum length, three-meter maximum length and 1.5-meter average sample length. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was collected, sent to ALS Minerals Division in Fairbanks for sample preparation and the sample pulps forwarded to ALS's North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. NovaCopper has also submitted 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Person

Erin Workman, P.Geo, Director Technical Services for NovaCopper, and a Qualified Person as defined by NI 43-101, has reviewed the results of the re-sampling and re-assaying program and confirmed that all procedures, protocols and methodologies used in the re-sampling and re-assaying program conform to industry standards. Ms. Workman has approved the contents of this press release.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulphide deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. A National Instrument 43-101-compliant Preliminary Economic Assessment for the Arctic Deposit, completed in July 2013, identified a polymetallic open-pit project with the Net Present Value of $930 and $535 million on the pre-tax and after-tax bases, respectively using an 8% discount rate and long-term metal prices of $2.90/lb copper, $0.85/lb zinc, $0.90/lb lead, $22.70/oz silver and $1,300/oz gold. The Preliminary Economic Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty the Preliminary Economic Assessment will be realized. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc. (NANA), an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with the local communities. NovaCopper's vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contacts:

Rick Van Nieuwenhuyse	Elaine Sanders
President & CEO	Vice President & CFO
rickvann@novacopper.com	elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, and the anticipated results of the re-assaying program, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2013 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Arctic Preliminary Economic Assessment and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.